UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15/A

Amendment

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-54573

Highbridge Commodities FuturesAccess LLC
(Exact name of registrant as specified in its charter)

c/o Merrill Lynch Alternative Investments LLC - 250 Vessey Street, 11th Floor, New York, NY 10080 (609) 274-5838
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Classes A, C, D, I and M Units of Limited Liability Company Interest
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☐
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐

Approximate number of holders of record as of the certification or notice date: 282

EXPLANATORY NOTE REGARDING THIS FORM 15/A

Highbridge Commodities FuturesAccess LLC (the “Registrant”) is filing this Amendment to its Form 15, originally filed with the Securities and Exchange Commission on January 2, 2014 (the “Original Form 15”).

The Original Form 15 was filed for certification and notice regarding termination of registration under Section 12(g) of the Securities Exchange Act of 1934 with respect to the Registrant’s Classes A, C, D, I and M Units of Limited Liability Company Interest.  The Original Form 15 inadvertently omitted the line and parenthetical of the Form 15 that reads: “(Title of each class of securities covered by this Form),” which omitted line and parenthetical should have appeared directly beneath the listing of Classes A, C, D, I and M Units of Limited Liability Company Interest in the Original Form 15.

Except as described above, this Amendment does not amend any other information set forth in the Original Form 15.

Pursuant to the requirements of the Securities Exchange Act of 1934 Highbridge Commodities FuturesAccess LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 2/28/14	By:	/s/ Jeff McGoey
Merrill Lynch Alternative Investments LLC, its Manager Jeff McGoey, Vice President of Merrill Lynch Alternative Investments LLC

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069(02-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.